UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549 [redacted]

DIVISION OF
TRADING AND MARKETS

09051936

Act Securities Exchange Act of 1934
Section —
Rule 10b-10
Public Availability 7.09

RECEIVED
2009 MAY -4 PM 5:42
SEC /

April 7, 2009

Roger P. Joseph, Esq.
Bingham McCutchen LLP
One Federal Street
Boston, MA 02110-1726

Re: **Legg Mason Investor Services, LLC – Request for Approval Per Rule 10b-10 to Suppress Monthly Account Statements for Certain Customers**

Dear Mr. Joseph:

In your letter dated April 6, 2009, on behalf of Legg Mason Investor Services, LLC ("LMIS"), you request an exemption pursuant to paragraph (f) of Rule 10b-10 under the Securities Exchange Act of 1934 to permit LMIS to send quarterly account statements (in lieu of monthly statements) to its customers whose only account activity consists of transactions involving the automatic reinvestment of dividends in the shares of the Funds.[1]

Based on your letter, we understand the facts to be as follows:

LMIS offers its customers, by prospectus, shares of the Funds, which are no-load, diversified, open-end investment companies registered under the 1940 Act that meet the requirements of Rule 2a-7 under that Act. The Funds endeavor to maintain a stable net asset value of $1.00 per share.

Customers of LMIS pre-designate the Fund class in which they wish to invest. Thereafter, dividends are paid and automatically reinvested into the selected Fund class once each month (on the same day each month), at the same time for all Fund share classes.

LMIS currently "confirms" Fund dividend reinvestments by monthly account statements in accordance with Rule 10b-10(b). LMIS has requested an exemption to permit it to suppress monthly statements for those customer accounts in which the only

[1] Unless otherwise noted, each defined term in this letter has the same meaning as defined, directly or by reference, in your letter.

activity in a given month is the automatic reinvestment of dividends in the shares of the Funds. Instead, such accounts will receive a quarterly statement confirming the automatic reinvestments. All other account activity will continue to be confirmed in monthly statements or immediate confirmations in compliance with Rule 10b-10. Specifically, confirmation suppression will not take place where there is any activity in the account (including the deduction of any fee) other than the payment of and the automatic reinvestment of dividends earned on Fund balances in the account.

Customers will receive a minimum of four statements annually (in March, June, September and December). Customers will also be able to obtain current information concerning all Fund investments by either contacting the Funds' customer service center or by accessing their account via the Internet, under a free service that allows for electronic viewing of customer balances and transactions.

LMIS will provide a prominently displayed notice to all customers explaining the changes in account statement frequency on a quarterly statement. This notice will be repeated a second time on account statements following the commencing of the account statement suppression. This notice will also appear electronically on the Internet for a period of months. In addition, customers will be encouraged to contact the Funds' customer service center with any questions about Fund or cash interest activity.

Response

On the basis of your representations and the facts presented, we find that it is appropriate in the public interest and consistent with the protection of investors to grant, and hereby grant, an exemption from Rule 10b-10 to permit LMIS to confirm automatic dividend reinvestment transactions for dividends in shares of the Funds through the use of quarterly account statements.

This exemption is conditioned on your representations and the facts presented, and particularly on the fact that (1) LMIS will continue to confirm all account activity, except the automatic reinvestment of dividends, as required by Rule 10b-10; (2) customers will be able to obtain current information on automatic dividend reinvestment transactions via the Internet and by contacting the Funds' customer service center via telephone; and (3) customers will receive quarterly statements confirming account activity, including automatic dividend reinvestments in the Funds. Moreover, this exemption is strictly limited to the application of Rule 10b-10 to automatic dividend reinvestments. The Division of Trading and Markets expresses no view with respect to other questions that LMIS's activities may raise, including the applicability of any other federal or state laws, or self-regulatory organization rules, to such activities.

Prior Exemptions pursuant to Rule 10b-10(f)

As noted in your letter, the Staff has provided exemptions pursuant to paragraph (f) of Rule 10b-10 to permit broker-dealers to send quarterly account statements (in lieu of a monthly statements) to customers whose only account activity consists of transactions involving automatic reinvestment of the receipt of dividends in the shares of money market funds.[2] Those exemptions were largely based on facts and representations that are similar to those in your letter, although your request applies to any money market funds that LMIS may underwrite in the future.

Extension of Class Relief

With the experience we have gained in this area, we find that it is appropriate in the public interest and consistent with the protection of investors to grant, and hereby grant, an exemption from Rule 10b-10 to permit any broker-dealer to send quarterly account statements (in lieu of a monthly statements) to customers whose only account activity consists of transactions involving the automatic reinvestment of the receipt of dividends in the shares of no-load, diversified, open-end investment companies registered under the 1940 Act that meet the requirements of Rule 2a-7 under that Act and that endeavor to maintain a stable net asset value of $1.00 per share, provided that the broker-dealer satisfies the following conditions: (1) the broker-dealer will continue to confirm all account activity, except the automatic reinvestment of dividends, as required by Rule 10b-10; (2) customers will be able to obtain current information on automatic dividend reinvestment transactions via the Internet and by telephone; and (3) customers will receive quarterly statements confirming account activity, including automatic dividend reinvestments. Moreover, this exemption is strictly limited to the application of Rule 10b-10 to automatic dividend reinvestments.

The Division of Trading and Markets expresses no view with respect to other questions that LMIS's activities may raise, including the applicability of any other federal or state laws, or self-regulatory organization rules, to such activities. Requests for relief that cannot meet these criteria will continue to be considered upon request, on a case-by-case basis.

For the Commission, by the
Division of Trading and Markets
Pursuant to delegated authority,[3]

Paula Jenson
Deputy Chief Counsel

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[2] *See* Letters re: *Edward D. Jones & Co., LP* (August 1, 2003); *D.A. Davidson & Co.* (June 10, 2005).

[3] 17 CFR 5 200.30-3(a)(32)

BINGHAM

Roger P. Joseph
Direct Phone: 617.951.8247
Direct Fax: 617.428.6343
roger.joseph@bingham.com

April 6, 2009

Via Email and Federal Express

James L. Eastman, Esq.
Chief Counsel & Associate Director
Division of Trading and Markets
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Legg Mason Investor Services, LLC – Request for Approval Per Rule 10b-10 to Suppress Monthly Account Statements for Certain Customers

Dear Mr. Eastman:

This letter is submitted on behalf of Legg Mason Investor Services, LLC ("LMIS"). LMIS hereby requests an exemption pursuant to Rule 10b-10 under the Securities Exchange Act of 1934. Specifically, LMIS seeks permission to send quarterly account statements (in lieu of monthly statements) to its customers whose only account activity consists of transactions involving automatic reinvestment of the receipt of dividends in the shares of the money market funds listed in Annex A (the "Funds"). In addition, LMIS requests that the exemption apply to any additional money market funds for which it will serve as underwriter in the future.

Background of LMIS

LMIS is a broker-dealer headquartered in Baltimore, Maryland. LMIS is the underwriter or sponsor of several mutual funds, including the Funds. LMIS is a member firm of, and subject to supervision by, the Financial Industry Regulatory Authority. With respect to the Funds, LMIS serves over 16,500 customer accounts.

LMIS presently executes approximately 1,400 trades a day, on average, in the shares of the Funds. All LMIS customers have the option to enlist in a free service that allows for electronic viewing of customer balances and transactions via a password protected site accessible via the Internet.

Money Market Dividends

By prospectus, LMIS offers to its customers investments in shares of the Funds, as well as other mutual funds that are not the subject of this request.

Hartford
Hong Kong
London
Los Angeles
New York
Orange County
San Francisco
Santa Monica
Silicon Valley
Tokyo
Washington

Bingham McCutchen LLP
One Federal Street
Boston, MA 02110-1726

617.951.8000
617.951.8736
bingham.com

As stated in their filings with the SEC, the Funds are no-load diversified, open-end management investment companies. The Funds are also registered pursuant to the Investment Company Act of 1940 (the "1940 Act"), and comply with the various requirements of Rule 2a-7 under the 1940 Act, which regulates money market mutual funds. The Funds endeavor to maintain a stable net asset value of $1.00 per share. Customers pre-designate the Fund class they wish to utilize, and thereafter dividends are paid and reinvested into the selected Fund class once each month (on the same day each month), at the same time for all Fund share classes. Currently, LMIS "confirms" Fund dividend reinvestments by monthly account statement.

LMIS plans to suppress monthly statements (and thus send only quarterly statements) if such dividend reinvestment constitutes the only activity in a given month. All other Fund transactions would continue to be confirmed in compliance with Rule 10b-10. The planned suppression would apply to all customer accounts. A customer will receive a monthly statement in any month where there is any activity in the account (including the deduction of any fee) other than the payment of and reinvestment of dividends earned on Fund balances in the account. Customers would always be able to obtain current information on Fund transactions by contacting the Funds' customer service center or by accessing their account via the Internet.

LMIS is not aware of any SEC regulation or self-regulatory organization rule requiring a broker-dealer to send account statements on a monthly basis. The Commission indirectly regulates account statement frequency through the exemptions provided in Rule 10b-10, which, in the main, allow for quarterly confirmation of certain transactions if categorized as pertaining to "periodic plans" or "investment company plans," and monthly confirmation for other plans possessing specified characteristics of money market funds. The SEC has previously provided exemptions in similar circumstances, including to D.A. Davidson & Co. ("D.A. Davidson")[1] and to Edward D. Jones & Co. LP ("Edward D. Jones"),[2] from Rule 10b-10. The analysis in this letter relies on the analyses in the D.A. Davidson and Edward D. Jones letters and the courses of action proposed therein.

The Funds fall into the category of registered investment companies as described in Rule 10b-10(b)(1). As such, per Rule 10b-10(b)(2), such transactions would need to be confirmed on a monthly basis. In contrast, periodic plans may be confirmed by quarterly statement. Rule 10b-10(d)(5) essentially defines a "periodic plan" as any written authorization for a broker acting as agent to purchase or sell for a customer a specific security "in specific amounts . . . at specific time intervals." LMIS hereby submits that the Fund reinvestments are sufficiently similar to periodic plans so as to warrant the same exception of quarterly confirmation.

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1 Letter dated June 10, 2005, available at http://www.sec.gov/divisions/marketreg/mr-noaction/davidson061005.htm.

2 Letter dated August 1, 2003, available at http://www.sec.gov/divisions/marketreg/mr-noaction/edward080103.htm.

Specifically, LMIS hereby submits that its planned account statements suppression satisfies the Rule because of the following:

- Since each Fund's dividend policy is to distribute all income on a daily basis, a stable NAV of $1.00 is maintained.

- Since Fund reinvestments are generated at the same time, once each month, they are made "at specific intervals."

- Moreover, LMIS plans to implement customer safeguards in conjunction with the approval sought herein (as discussed below).

Accordingly, LMIS requests approval to send quarterly statements (in lieu of monthly statements) for all customer accounts having only Fund reinvestment activity within a given quarter. Concurrently, over the course of a year, a customer would at the very least receive four statements a year (March, June, September and December).

Savings to Firm and Its Customers

LMIS estimates that, at the least, the suppression of monthly statements currently being sent to customers of the Funds during each month in which money market dividends are posted would result in annual savings to the Funds of approximately $83,000. This amount is derived by calculating the operating costs of producing and mailing monthly statements to the approximately 12,000 identified customers whose only monthly activity is in the form of money market dividends.

Planned Notifications and Safeguards

As part of its planned transition, LMIS has identified the customer measures listed below, which largely track the notifications and safeguards as outlined in the D.A. Davidson & Edward D. Jones letters:

1. Customer Notification

LMIS intends to prominently display on a quarterly statement a notice to all customers explaining the changes in account statement frequency. This notice will be repeated a second time on account statements following the commencing of the account statement suppression. This notice will also appear electronically on the Internet for a period of months (for the benefit of customers utilizing the Internet to access their accounts). Customers would additionally be encouraged to contact the Funds' customer service center with any questions about Fund or cash interest activity.

2. System Override Capabilities

The planned suppression of monthly statements for relevant accounts does not preclude Firm personnel from reinstituting monthly reporting on an as-needed basis. For example, if the Operations Department believed that an account warranted a notification because of an additional charge or credit, the system can return to monthly printing and mailings.

3. Continuation of Customer Disclosures

The account statement suppression discussed herein will in no way affect LMIS's communication of existing customer notification requirements. For example, the Privacy Notice required by Regulation S-P is currently delivered to customers either with an annual prospectus update or in a separate mailing, and that delivery will not be affected by the requested relief. LMIS will ensure that all customers will continue to receive all disclosures required by law.

4. Customer Call In Number

Each account statement contains a "1-800" number for customer questions. This number is for the Funds' customer service center, which will be trained and well positioned to direct any questions from customers concerning both the decrease in the number of account statements or to provide specifics about individual customer accounts.

5. Employee Education

LMIS intends to immediately notify all relevant associates of the plan to suppress monthly statements for certain accounts. This notification will involve electronic and print guidance for both registered and unregistered personnel.

Additionally, the account statement suppression described herein will in no way affect the ability of regulators conducting inspections to immediately view all monthly activity in each customer's account via various computerized screens and/or quarterly customer statements. Of course, this information is also available for viewing by customers (vis-a-vis their own accounts) over the Internet.

6. Change to Relevant Prospectuses

LMIS will work with representatives of the Funds to ensure any necessary updates to the prospectuses are made in a timely manner.

Conclusion

LMIS believes that the relief sought herein is non-controversial and consistent with relief previously provided by the Commission under similar circumstances. Concurrently, LMIS notes that the planned changes are in keeping with industry progress in general and recent Commission action in particular. Therefore, LMIS writes simply to obtain formal approval for reductions in paperwork that have long been requested by, and approved for, broker-dealers bearing significant costs in generating mailings to customer accounts.

LMIS also understands that regardless of the nature of its request, a commitment to certain internal education and external communication is necessary. LMIS would appreciate your efforts to review this request as expeditiously as your schedule permits.

* * *

Please call me at (617) 951-8247, or my partner Lea Anne Copenhefer at (617) 951-8515, if you have any questions or if we can otherwise assist in resolving this matter.

Sincerely yours,

Roger P. Joseph

Roger P. Joseph

Attachment

cc: Brian A. Bussey, Esq.
Ignacio A. Sandoval, Esq.
Lea Anne Copenhefer, Esq.

A/72865545.11

Annex A

Money Market Funds – by Trust

Legg Mason Partners Money Market Trust
Citi California Tax Free Reserves
Citi Cash Reserves
Citi Connecticut Tax Free Reserves
Citi New York Tax Free Reserves
Citi Tax Free Reserves
Citi U.S. Treasury Reserves
Western Asset AMT Tax Free Money Market Fund
Western Asset California Municipal Money Market Fund
Western Asset Government Money Market Fund
Western Asset Massachusetts Municipal Money Market Fund
Western Asset New York Municipal Money Market Fund
Western Asset Money Market Fund
Western Asset Municipal Money Market Fund

Legg Mason Partners Institutional Trust
Western Asset Institutional Money Market Fund
Citi Institutional Cash Reserves
Citi Institutional Liquid Reserves
Citi Institutional Tax Free Reserves
Citi Institutional U.S. Treasury Reserves
Western Asset Institutional Government Money Market Fund
Western Asset Institutional Municipal Money Market Fund

Legg Mason Partners Premium Money Market Trust
Citi Premium Liquid Reserves
Citi Premium U.S. Treasury Reserves

Legg Mason Partners Variable Income Trust
Legg Mason Partners Variable Money Market Portfolio

TO: Seretha Pearsall
Branch of Public Reference
Stop 0102, Room 2532 @ Station Place

Brian Johnson
Filer Support 2
Stop 1-4, Room 2531 @ Station Place

FROM: Ignacio Sandoval
Office of Chief Counsel
Division of Trading and Markets

RE: Recent Letters

DATE: April 7, 2009

RECEIVED
2009 MAY -4 PM 5:42

Enclosed is a recent no-action letter issued by this office. Please make these letters publicly available in accordance with the provisions of 17 C.F.R. § 200.81.

Please call me at 551-5662, if you have any questions. Thank you.

Enclosure

Legg Mason Investor Services – Exemptive relief regarding Rule 10b-10 under the Exchange Act